
March 20, 2015

<u>Via E-Mail</u>
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

> **Re: E. I. du Pont de Nemours and Company**
> **PRRN14A filed March 16, 2015**
> **DFAN14A filed March 19, 2015**
> **Filed by Trian Fund Management *et al***
> **File No. 1-00815**

Dear Mr. Marell:

We have reviewed the filings listed above and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the revised preliminary proxy statement listed above.

<u>Preliminary Proxy Statement filed March 16, 2015</u>

<u>Reasons to Vote for Trian Group's Slate of Nominees, page 4</u>

1. Refer to comment 4 in our prior comment letter dated March 3, 2015 and your response. The information supporting your assertion about Trian's positive contribution to the Company's performance that appears in your response letter should be included in your revised proxy statement.

2. Refer to comment 5 in our prior comment letter and your response. The information provided in your response letter supporting your assertion that certain "positive initiatives" announced by the Company were instigated by Trian should be included in your revised proxy statement.

Proposal 1: Election of Directors, page 4

3. Refer to prior comment 6 and your response. The information provided in response to this comment should be included in your revised proxy statement, including your views on the interpretation of the Company's Corporate Governance Guidelines and the fact that if he is elected at the 2015 Annual Meeting, Mr. Peltz could not be re-nominated without a waiver from the Board or modification of the existing Governance Guidelines regarding age limits for directors.

Background to the Solicitation, page 19

4. Refer to comment 18 in our prior comment letter and the data you provided supplementally in your response letter. Please include in the revised proxy statement these details about the methodology by which you arrived at the conclusion that the Company missed earnings guidance and long-term guidance for earnings growth in FYs 2012, 2013 and 2014.

5. Identify the shareholder from whom Trian received a call on March 11, 2015 in support of a settlement with the Company.

Background of the Solicitation, page 16

6. Refer to comment 21 in our prior comment letter and your response. Include disclosure about Trian's prior contacts with Messrs. Breen and Gallogly in the revised proxy statement.

DFAN14A filed March 16, 2015

7. In the CNBC "Squawk on the Street" interview of Mr. Peltz on March 12, 2015, he states that "we have been around and seen 30-odd percent of the ownership of the Company and the feedback has been very strong…" Supplementally identify the shareholders to whom Mr. Peltz refers here and indicate when they were contacted. We may have additional comments.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filings generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions